Exhibit 99.1

www.excellonresources.com

EXCELLON FILES SILVER CITY TECHNICAL REPORT

Toronto, Ontario – December 23, 2021 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the filing of an independent technical report for the Silver City Project in Saxony Germany, which has been prepared in accordance with National Instrument 43-101 (the “Technical Report”). A copy of the technical report is available on both SEDAR at www.sedar.com and the Company’s website at www.excellonresources.com.

Recommendations from the Technical Report

The author of the Technical Report, Mr. Michael J. Robertson, Pr.Sci.Nat (400005/92); MAusIMM (316078), of the independent consulting firm The MSeA Group (Pty) Ltd., has concluded that the Company’s proposed exploration program, outlined below, is appropriate for the Silver City Project. The main components are:

●	Step-out diamond drilling at Bräunsdorf to assess the extent and nature of mineralization below workings of the historical Neue Hoffnung Gottes Mine.
●	Step-out diamond drilling at Grauer Wolf and Reichenbach to confirm the continuity of the known mineralization along the strike and towards depth.
●	Step-out diamond drilling at Großvoigtsberg to confirm continuity of the known mineralization along the strike and towards depth, particularly in the areas where rich ore shoots were documented during historical mining.
●	Drill testing of magnetic lineaments and inferred geological contacts near Grauer Wolf and Reichenbach.
●	Drill testing of magnetic lineaments and inferred geological contacts at Siegfried, which are interpreted to be an extension of the Bräunsdorf mineralization towards southwest.
●	Drill testing of magnetic lineaments and inferred geological contacts at Obergruna where historical mapping indicates the presence of mineralized veins.
●	Fence drilling at Langhennersdorf to test soil anomalies.
●	An airborne magnetic survey in selected areas to complement the dataset that was obtained during the earlier surveys.
●	Rock magnetic susceptibility study on available drill core for all target areas and all encountered lithologies to support the interpretation of available and future magnetic survey data.
●	Soil sampling calibration study with lines crossing known mineralization to test geochemical response.
●	Archive work, digitizing and georeferencing historical mine plans etc.
●	Regional exploration work on the rest of the Project.

Qualified Person

Jorge Ortega, P.Geo., Vice President Exploration, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

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About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Jorge Ortega, Vice President Exploration

(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.